Exhibit 2.1

Execution version

February 12, 2019

From:

CHARLES RIVER NEDERLAND B.V., a Dutch Besloten Vennootschap, having its registered office located at Darwinweg 24, 2333CR Leiden (Netherlands) identified under number 000010497803, duly represented for the purpose hereof hereinafter, the Offeror

With the participation of:

CHARLES RIVER LABORATORIES INTERNATIONAL, INC., a Delaware corporation, having its headquarters located at 251 Ballardvale Street, Wilmington, MA 01887, duly represented for the purpose hereof, intervening into this Offer to guarantee the obligation of the Offeror hereunder

To:

AXA LBO Fund V Supplementary FPCI, a French fonds professionnel de capital investissement, regulated by the French financial markets authority (Autorité des Marchés Financiers) and represented by its management company, Ardian France, a French société anonyme, having its registered office located at 20, place Vendôme, 75001 Paris (France), identified under number 403 201 882 RCS Paris (Ardian),

Jean-François Le Bigot, a French citizen, born on 30 May 1954 in Paris (France), residing for the purposes hereof at rue de Pacy, 27930 Miserey (France),

Roy Forster, a British citizen, born on 7 May 1951 in Newcastle-under-Lyme (United Kingdom), residing for the purposes hereof at Rue de Pacy, 27930 Miserey (France),

Patrick Spies, a French citizen, born on 28 April 1964 in Chatou (78) (France), residing for the purposes hereof at Rue de Pacy, 27930 Miserey (France),

Ardian, Mr. Le Bigot, Mr. Spies and Mr. Forster being hereinafter together referred as the “Main Offerees”.

The Persons listed under Schedule 1, represented, by Mr. Le Bigot, duly authorized for the purposes hereto and in accordance with the provisions of Article 1161 of the French Civil Code,

The Persons listed under Schedule 1 bis, represented, by Mr. Le Bigot, duly authorized for the purposes hereto and in accordance with the provisions of Article 1161 of the French Civil Code,

Blue Jazz, a French société par actions simplifiée, having its registered office located at rue de Pacy, 27930 Miserey (France) identified under number 828 680 165 RCS Evreux (without prejudice of its Direct Liquidity Right Manco 1),

Blue Tango, a French société par actions simplifiée, having its registered office located at rue de Pacy, 27930 Miserey (France) identified under number 828 661 249 RCS Evreux (without prejudice of its Direct Liquidity Right Manco 2), hereinafter, the Offerees

CTL International, a French société par actions simplifiée, having its registered office located at rue de Pacy, 27930 Miserey (France) identified under number 820 891 976 RCS Evreux.

hereinafter, CTL International or the Company.

Dear Sirs,

Re:	Binding offer for the acquisition of the securities of CTL International held by the Offerees and the persons listed in Schedule 1

Reference is made to the proposed acquisition (the Contemplated Transaction), by the Offeror of all securities of the Company held by the Offerees on the terms and conditions of:

(A)	this binding offer as herein provided (the Offer);

(B)	the draft Share Purchase Agreement which is attached as Schedule 2 to this letter (the SPA);

(C)	the draft Exclusivity Agreement attached as Schedule 3 to this letter, an original copy of which has been duly signed on the date hereof by the Offeror (the Exclusivity Agreement);

(the documents and agreements referred to under paragraphs (A) to (C) together designated as the Offer Documents).

Unless otherwise defined herein, capitalized terms used in this Offer will have the meaning given to them in the SPA.

1.	The Offer

1.1

In consideration of, and subject to, the Offerees and Company granting the Offeror exclusivity in relation to the Contemplated Transaction on the terms of the Exclusivity Agreement in accordance with the provisions of Article 1.2 hereof, and the Main Offerees continuously complying with all of their obligations under Articles 2.1 and 2.2 of the Exclusivity Agreement, the Offeror hereby undertakes and offers, (i) to purchase all Securities for the Purchase Price, on the terms, and subject to the conditions set forth in the Offer Documents, and (ii) to execute the SPA upon receipt of a signed copy of the SPA by the Offerees and the Company, in accordance with the terms of the Offer Documents.

1.2

This Offer will lapse and cease to be capable of acceptance and will terminate with immediate effect if the Offerees have not returned to the Offeror a duly counter-signed original copy of the Exclusivity Agreement on the date of this Offer by no later than 11:59 pm CET.

1.3	Unless terminated in accordance with Article 1.2, this Offer will remain open (the Offer Period) for acceptance from the date hereof until the earlier of the two (2) following dates:

(i)

five (5) Business Days after the date of the Definitive Opinion (as defined in the Exclusivity Agreement, including the date when the Definitive Opinion is deemed to have been rendered pursuant to applicable Laws and regulations), and

(ii)

(ii) 15 June 2019, such date to be extended (but in any event no later than 15 September 2019) if a judicial proceeding initiated by any third party extends the Consultations (as defined in the Exclusivity Agreement) or suspends the execution of the Offer Documents, until the fifth (5th) Business Day following (a) a court order, the result of which would permit the Offerees and the Company to sign the Offer Documents, or (b) the date on which the Consultations (including any extension of consultation) ordered by a court order have been completed. However, if a judicial proceeding as referred to in (ii) is still pending at the end of the Offer Period, the Offeror will be entitled to extend at its own option the Offer Period, in one or more times, up until the end of the Exclusivity Period.

The Offer is irrevocable, valid and binding from the date hereof and may not be withdrawn or varied in any manner during the Offer Period without the prior written consent of the Company and Ardian, except, if and once the Exclusivity Agreement is signed by the Offerees and the Company, in case of a material breach by any of the Main Offerees or by the Company of their obligations under articles 2.1 and 2.2 of the Exclusivity Agreement. In such a case, the Offeror may, upon written notice given as provided in article 12.7 of the SPA, terminate the Offer immediately without further formality but without prejudice to the rights, remedies and indemnities that the Offeror may seek against the Offerees and the Company under the Exclusivity Agreement. It is however specified that if the Offeror decides to terminate the Offer, the Break-Up Fee (as such term is defined hereunder) which compensates the Offeror solely for its incurred costs in case the Offerees do not decide, for any reason whatsoever and for no fault of the Offerees, to accept the Offer, shall not be due to the Offeror, without prejudice to the rights, remedies and indemnities that the Offeror may seek against the Offerees and the Company under the Exclusivity Agreement as a result of the Offeree’s breaches and faults thereunder.

1.4

The Offerees may accept the Offer at any time during the Offer Period by all Offerees duly executing, signing and returning one (1) original copy of this Offer to the Offeror, together with one (1) original copy of the SPA duly executed by all Offerees and the Company. If the Offer is accepted in this manner by the Offerees prior to the expiration of the Offer Period, and if the Condition (as defined below) is satisfied, the Offeror will execute the SPA no later than the end of the fifth (5th) Business Day following the day on which it receives the Offer acceptance from the Offerees and return an executed copy to the Offerees.

1.5

If the Offeror does not receive written acceptances of the Offer from the Offerees, and the SPA executed by the Offerees and the Company, at the latest on the expiration date of the Offer Period at 11:59 pm CET, the Offer will lapse and cease to be capable of acceptance and, save for Articles 5 (Announcement-Confidentiality), 6 (Costs) and 9 hereof (Governing Law and Jurisdiction), the Offer will terminate with immediate effect. Should the Offerees fail to accept the Offer and execute the SPA within the Offer Period, the Offerees will make a payment to the Offeror in an amount equal to four million euros (€4,000,000) as provided in the Exclusivity Agreement (the “Break-up Fee”). This Break-Up Fee will not be due if, on the last day of the Offer Period (as extended as the case may be), (i) a court ruling resulting from a judicial proceeding initiated by a third party extends the Consultations timeframe or considers that the Consultations period has not commenced or prohibits the execution of the relevant Offer Documents by the Offerees until a date after the end of the Offer Period (extended, as the case may be, as permitted by article 1.3), or (ii) a judicial proceeding has been initiated and is still pending at the end of the Offer Period (extended, as the case may be, as permitted by article 1.3) and in the reasonable opinion of counsel is more likely than not to result in a court order extending the Consultations timeframe or considering that the Consultations period has not commenced or prohibiting the execution of the relevant Offer Documents by the Offerees, unless, in either (i) or (ii) the extension of the Consultations timeframe that will or would result from such court ruling or anticipated court ruling is the direct consequence of a violation by the Offerees of their legal obligations under the Consultations.

For the avoidance of doubt, the payment of the Break-Up Fee as per the above provisions (i) shall be the exclusive remedy of the Offeror in case the Offerees decide, for any reason whatsoever, not to accept the Offer during the Offer Period and (ii) shall therefore prevent the Offeror from receiving any payment of any amounts or damages for this reason, without prejudice however to the rights, remedies and indemnities that the Offeror may seek against the Offerees and the Company under the Exclusivity Agreement in case of breaches and faults committed by the Main Sellers (as defined in the Exclusivity Agreement) thereunder.

1.6

The Offer is indivisible and may only be accepted (a) in respect of the acquisition of all the Securities as defined in and in accordance with the SPA and (b) by all Offerees (and/or any successor or assigns of such Offerees as provided in article 12.2 of the SPA provided the Offeror has been informed of any such succession or assignment of the benefit of this Offer at least five (5) Business Days in advance and such successors and assigns have confirmed to the Offeror in writing that they will be bound by the Exclusivity Agreement as new Sellers and by the terms of this Offer).

1.7

For the purposes of this Article 1.7, the Parties agree and acknowledge that article 12.9 (Enforcement) and article 12.10 (Certain Waiver of Rights) as set forth in the SPA shall apply mutatis mutandis as if set out in full herein.

1.8	In making the Offer, the Offeror is relying on the representations and warranties given by Offerees and the Company in articles 2.1 through (and including) 2.5 of the Exclusivity Agreement.

2.	Condition

The obligation of the Offeror to sign the SPA upon receipt of a signed copy of these documents by the Offerees and the Company is conditioned upon the satisfaction or waiver of the following condition on the date of execution of such documents by the Offerees (Condition): the absence of any event or occurrence that would result in the conditions precedent set forth in Article 3.1.1(a) through 3.1.1(d) of the SPA being incapable of being satisfied as of October 30, 2019

3.	Clearances

As provided in the Exclusivity Agreement, the Parties agree that they will initiate the clearance processes provided in article 5.1, 5.2 and 5.3 of the SPA at the latest on February 26, 2019. Accordingly, the obligation of the Offeror to pay the Termination Fee, pursuant to the terms and subject to the conditions set forth in article 3.2.2 of the SPA, will be in force as if the SPA had been duly executed and delivered from the date of this Offer, provided that this Offer has not lapsed in accordance with Article 1.5 on such date.

4.	Warranties

The Offeror warrants to the Offerees that the representations and warranties made in article 8 of the SPA are true and correct as of the date of this Offer, provided that for purposes of this Article 4, the term “Agreement” refers to this Offer.

5.	Announcement – Confidentiality

Subject to the provisions of the Exclusivity Agreement which will be binding upon the Parties once the latter is executed by the Offerees, any communication is governed by the terms of the non-disclosure agreement executed by the Offeror in the context of the Contemplated Transaction, which remains in force. The Offeror informs the Offerees that, if the Offerees accept the Exclusivity Agreement, the Offeror will be required to file this Offer and the draft SPA as well as the Exclusivity Agreement publicly with the US Securities and Exchange Commission.

6.	Costs

Each of the Offeror, the Company and the Offerees will be responsible for their own costs, charges, fees and other expenses (including those of their respective Representatives) incurred in connection with the preparation, and negotiation of this Offer, the other Offer Documents or the Contemplated Transaction.

7.	Notices

Notices and notifications under this Offer, and service of process and all other papers in connection with any dispute, will be served in accordance with the terms of Article 12.7 of the SPA which will apply mutatis mutandis as if set out herein.

8.	Miscellaneous

The following provisions of the SPA will apply to this Offer as if set out in full herein (except that references therein to the SPA will be to this Offer):

(a)	1.2 (Interpretation);

(b)	12.2 (Assignment – No Third Party Beneficiaries);

(c)	12.4 (Amendment – Waiver); and

(d)	12.10 (Certain Waiver of Rights).

9.	Governing Law and Jurisdiction

9.1

This Offer, any disputes based upon, arising out of or relating to this Offer or the negotiation, execution, performance or termination of this Offer will be governed by and construed in accordance with the Laws of France, without regard to any applicable conflict of Laws principles.

9.2

The parties hereto agree that any action seeking to enforce any provision of, or based on any dispute or matter arising out of or in connection with, this Offer shall be subject to the jurisdiction of the International Chamber of the Paris Commercial Court, and all appeals from any decision of such court shall be subject to the jurisdiction of the International Chamber of the Paris Court of Appeals.

[Signature pages follows]

Yours faithfully,

/s/ David R. Smith

for and on behalf of CHARLES RIVER NEDERLAND B.V.

Represented by David R. Smith, Director

/s/ Joseph W. LaPlume

for and on behalf of CHARLES RIVER INTERNATIONAL, INC.

Represented by Joseph W. LaPlume, Corporate Executive

Vice President, Corporate Development & Strategy

[The following signature pages are to be executed by the Offerees and the Company if and when the Offerees accept the Offer pursuant to Article 1.4 hereof]

Accepted on ___________________

for and on behalf of AXA LBO Fund V Supplementary FPCI

Ardian France, represented by Mr. Yann BAK

Accepted on___________________

for and on behalf of CTL International

Represented by Mr. Jean-François Le Bigot

Accepted on ___________________

Mr. Jean-François Le Bigot

Accepted on ___________________

Mr. Roy Forster

Accepted on ___________________

Mr. Patrick Spies

Accepted on ___________________

for and on behalf of Blue Jazz

Represented by Mr. Patrick Spies

Accepted on ___________________

for and on behalf of Blue Tango

Represented by Mr. Patrick Spies

Accepted on ___________________

for and on behalf of the Persons listed under Schedule 1

Represented by Mr. Le Bigot

Accepted on ___________________

for and on behalf of the Persons listed under Schedule 1 bis

Represented by Mr. Le Bigot